EXHIBIT 21.1

Jurisdiction of Incorporation
Global Telecom Holdings, Ltd. (“GTHL”)	British Virgin Islands
China Teletech Limited (“CTL”)	British Virgin Islands
Guangzhou Renwoxing Telecom Co., Ltd. (“GRT”)	People’s Republic of China
Guangzhou Global Telecommunication Co., Ltd. (“GGT”)	People’s Republic of China
Guangzhou Rongxin Technology Co., Ltd. (“Guangzhou Rongxin”)	People’s Republic of China
Shenzhen Rongxin Investment Co., Ltd. (“Shenzhen Rongxin”)	People’s Republic of China